INTERCLICK, INC.
RESTRICTED STOCK AGREEMENT
EMPLOYEE

This Restricted Stock Agreement (this “Agreement”), entered into as of ____________ 2009, sets forth the terms and conditions of an award (this “Award”) of restricted stock granted by interCLICK, Inc., a Delaware corporation (the “Company”), to _____________ (the “Recipient”) under the 2007 Incentive Stock and Award Plan (the “Plan”).

 1.          The Plan. This Award is made pursuant to the Plan, the terms of which are incorporated in this Agreement.  Capitalized terms used in this Agreement that are not defined in this Agreement have the meanings as used or defined in the Plan.

                2.           Award. As of the date of this Agreement, the Recipient has been granted _________ shares of restricted common stock (“Restricted Stock”).  All certificates issued shall contain an appropriate restrictive legend.

 3.          Vesting/Forfeiture.

(a)         The shares of Restricted Stock shall vest in _________________increments, commencing __________ from the date of this Agreement, subject to the Recipient continuing to perform services for the Company as an employee on each applicable vesting date.

(b)         Notwithstanding any other provision of this Agreement, at the option of the Board of Directors or the Compensation Committee of the Company, all shares of Restricted Stock subject to this Agreement, whether vested or unvested, shall be immediately forfeited in the event the following events occur:

(1)   The Recipient is dismissed as an employee based upon fraud, theft, or dishonesty, which is reflected in a written or electronic notice given to the employee;

(2)   The Recipient purchases or sells securities of the Company without written authorization in accordance with the Company’s inside information guidelines then in effect;

(3)   The Recipient breaches any duty of confidentiality including that required by the Company’s inside information guidelines then in effect;

(4)   The Recipient competes with the Company during a period of one year following termination of employment by soliciting customers located within or otherwise where the Company is doing business within any state, or where the Company expects to do business within three months following termination, and in this later event, the employee has actual knowledge of such plans;

(5)   The Recipient recruits Company personnel for another entity within 24 months following termination of employment;

(6)   The Recipient is unavailable for consultation after termination of the Recipient if such availability is a condition of any Agreement between the Company and the Recipient;

(7)   The Recipient fails to assign any invention or technology to the Company if such assignment is a condition of any agreement between the Company and the Recipient;

(8)   The Recipient acts in a disloyal manner to the Company; or

(9)   A finding by the Board of Directors that the employee has acted against the interests of the Company.

4.           Profits on the Sale of Certain Shares; Cancellation.  If any of the events specified in Section 3(b) of this Agreement occur within one year from the Recipient performed services for which the Restricted Stock was granted (the “Termination Date”) (or such longer period required by any written employment agreement), all profits earned from the Recipient’s sale of the Company’s Restricted Stock during the two-year period commencing one year prior to the Termination Date shall be forfeited and forthwith paid by the Recipient to the Company.  Further, in such event, the Company may at its option cancel the shares of Restricted Stock granted under this Agreement.  The Company’s rights under this Section do not lapse one year from the Termination Date but are a contract right subject to any appropriate statutory limitation period.

5.           Notices and Addresses.  All notices, offers, acceptance and any other acts under this  Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar overnight next business day delivery, or by facsimile delivery followed by overnight next day delivery, as follows:

The Recipient:	_________
_________
_________

The Company:	Mr. Michael Mathews
interCLICK, Inc.
257 Park Avenue South, Suite 602
New York, NY 10010
Facsimile: (646) 558-1225

with a copy to:	Michael D. Harris, Esq.
Harris Cramer LLP
1555 Palm Beach Lakes Blvd., Suite 310
West Palm Beach, FL 33401
Facsimile: (561) 659-0701

or to such other address as either of them, by notice to the other may designate from time to time.  The transmission confirmation receipt from the sender’s facsimile machine shall be evidence of successful facsimile delivery.  Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

6.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  The execution of this Agreement may be by actual or facsimile signature.

7.           Attorney’s Fees.  In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to a reasonable attorney’s fee, costs and expenses.

8.           Severability.  If any term or condition of this Agreement shall be invalid or unenforceable to any extent or in any application, then the remainder of this Agreement, and such term or condition except to such extent or in such application, shall not be affected hereby and each and every term and condition of this Agreement shall be valid and enforced to the fullest extent and in the broadest application permitted by law.

9.           Entire Agreement.  This Agreement represents the entire agreement and understanding between the parties and supersedes all prior negotiations, understandings, representations (if any), and agreements made by and between the parties.  Each party specifically acknowledges, represents and warrants that they have not been induced to sign this Agreement.

               10.          Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of Delaware without regard to choice of law considerations.

               11.          Headings. The headings in this Agreement are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

 IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date aforesaid.

WITNESSES:	interCLICK, INC.

By:
Michael Mathews, Chief Executive Officer

RECIPIENT

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